SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 1)

Chindex International, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

169467107

(CUSIP Number)

Ronald Cami

Vice President

TPG Global, LLC

301 Commerce Street, Suite 3300

Fort Worth, TX 76102

(817) 871-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 17, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 10 Pages)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 169467107	13D	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS TPG Asia Advisors VI, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.4% (See Item 5)**
14	TYPE OF REPORTING PERSON CO

*	As further described in Item 2, the Reporting Persons (as defined below) may be deemed to beneficially own 3,709,377 shares of Common Stock (as defined below) of the Issuer (as defined below) and 1,162,500 shares of Class B Common Stock (as defined below) of the Issuer beneficially owned by the Stockholders (as defined below).
**	This calculation is based on 17,081,744 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of April 10, 2014 as provided in the Amended Merger Agreement (as defined below), and reflects the six-for-one voting power of the Class B Common Stock.

CUSIP No. 169467107	13D	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS David Bonderman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.4% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	As further described in Item 2, the Reporting Persons may be deemed to beneficially own 3,709,377 shares of Common Stock of the Issuer and 1,162,500 shares of Class B Common Stock of the Issuer beneficially owned by the Stockholders.
**	This calculation is based on 17,081,744 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of April 10, 2014 as provided in the Amended Merger Agreement, and reflects the six-for-one voting power of the Class B Common Stock.

CUSIP No. 169467107	13D	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS James G. Coulter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐ (See Item 2)
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,709,377 shares of Common Stock (See Items 2, 3, 4 and 5)* 1,162,500 shares of Class B Common Stock (See Items 2, 3, 4 and 5)*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 44.4% (See Item 5)**
14	TYPE OF REPORTING PERSON IN

*	As further described in Item 2, the Reporting Persons may be deemed to beneficially own 3,709,377 shares of Common Stock of the Issuer and 1,162,500 shares of Class B Common Stock of the Issuer beneficially owned by the Stockholders.
**	This calculation is based on 17,081,744 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of April 10, 2014 as provided in the Amended Merger Agreement, and reflects the six-for-one voting power of the Class B Common Stock.

This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13D filed on February 27, 2014 (the “Original Schedule 13D” and, as further amended and supplemented by this Amendment, the “Schedule 13D”) by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter with respect to the Common Stock and Class B Common Stock of the Issuer. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4. Purpose of Transaction

This Amendment amends and restates the last two paragraphs of Item 4 of the Original Schedule 13D in their entirety as set forth below:

“Revised Proposal

In response to a definitive proposal from a financial bidder received by a committee of independent directors of the board of directors of the Issuer (the “Transaction Committee”) that the Transaction Committee determined to be a “Superior Proposal” under the Merger Agreement, Parent submitted a revised proposal to the Issuer just before midnight on April 17, 2014 in a letter addressed to the members of the Transaction Committee (the “Revised Proposal”). Pursuant to the Revised Proposal, Parent proposed to acquire all of the outstanding Common Shares, other than the Common Shares to be contributed to Parent by the Rollover Investors and the additional rollover stockholders, at a price of $24.00 per share in cash.

Amended and Restated Merger Agreement

In connection with the Revised Proposal, on April 18, 2014, the Issuer entered into an amended and restated agreement and plan of merger (the “Amended Merger Agreement”) with Parent and Merger Sub, pursuant to which the terms of the Merger Agreement were amended to provide that, among other things, (i) the outstanding Common Shares (excluding (A) any Common Shares held by any of Parent, Merger Sub and any other subsidiary of Parent, including each Common Share contributed to Parent by the Rollover Investors and each Common Share contributed to Parent by the additional rollover stockholders and Common Shares held in the treasury of the Issuer or owned by any subsidiary of the Issuer and (B) any Common Shares held by a dissenting shareholder of the Issuer who shall have complied with the provisions of Section 262 of the DGCL) will be converted into the right to receive an amount in cash equal to $24.00 per Common Share, without any interest thereon, and (ii) the consummation of the Merger is no longer subject to the approval of the stockholders of Shanghai Fosun Pharmaceutical (Group) Co., Ltd., the parent of Fosun Industrial (the “Fosun Stockholder Approval”).

Support Agreement Side Letter

In connection with the Revised Proposal, on April 18, 2014, the Sponsor, Ms. Lipson and Fosun Industrial entered into a side letter (the “Support Agreement Side Letter”), pursuant to which the parties agreed to amend certain of the terms of the shareholders agreement to be entered into pursuant to the Support Agreement to reflect the terms set forth in Exhibit A to the Support Agreement Side Letter.

Amended and Restated Limited Guarantee

In connection with the Revised Proposal, on April 18, 2014, Sponsor entered into an amended and restated limited guarantee (the “Amended Limited Guarantee”) with the Issuer, pursuant to which the terms of the Limited Guarantee were amended to provide that, among other things, Sponsor will guarantee 100% of the obligations of Parent and Merger Sub under the Amended Merger Agreement to pay, under certain circumstances, a reverse termination fee and reimburse 100% of the indemnification obligations of Parent.

Amended and Restated Equity Commitment Letter

In connection with the Revised Proposal, on April 18, 2014, Sponsor entered into an amended and restated equity commitment letter (the “Amended Equity Commitment Letter”) with Parent, pursuant to which the terms of the Equity Commitment Letter were amended to provide that, among other things, Sponsor will commit to invest $455,000,000 in Parent to fund the Merger.

New Waiver Agreement

In connection with the Revised Proposal, on April 18, 2014, TPG entered into a new waiver agreement (the “New Waiver Agreement”) with the Issuer, pursuant to which certain actions, including (i) the execution and performance of the Amended Merger Agreement, (ii) the execution and performance of the Support Agreement Side Letter, (iii) the execution and performance of the Amended Limited Guarantee, (iv) the execution and performance of the Amended Equity Commitment Letter, (v) the occurrence of the transactions contemplated in each of the foregoing, including, without limitation, the Merger, (vi) the execution and performance of the Side Agreement, (vii) the execution and performance of the other agreements and arrangements set forth in Section 5.8 of the amended and restated parent disclosure schedule to the Amended Merger Agreement and (viii) the execution and performance of the amended and restated voting agreement between Parent and Shanghai Fosun High Technology (Group) Co., Ltd. shall not be in breach of clauses (a)(i)-(ix) appearing on pages 4 and 5 of a letter agreement entered into by TPG and the Issuer on March 18, 2013 relating to the non-disclosure of certain information and certain other matters.

Side Agreement

In connection with the Revised Proposal, on April 18, 2014, Sponsor, Parent and Fosun Industrial entered into an agreement (the “Side Agreement”), pursuant to which the funding of Fosun Industrial’s equity commitment to Parent (the “Fosun Commitment”), in accordance with the amended and restated equity commitment letter, dated April 18, 2014, between Fosun and Parent, shall be subject to (i) the Fosun Stockholder Approval, (ii) the due execution and delivery of the Amended Merger Agreement by the Issuer, (iii) the satisfaction or waiver of each of the conditions to Parent’s and Merger Sub’s obligations to effect the closing set forth in Sections 7.1 and 7.2 of the Amended Merger Agreement, and (iv) the substantially simultaneous consummation of the Merger in accordance with the terms of the Amended Merger Agreement.

Pursuant to the Side Agreement, if the Fosun Stockholder Approval is not obtained, Fosun Industrial and Sponsor shall, for a period of one month after Shanghai Fosun Pharmaceutical (Group) Co., Ltd.’s stockholder meeting, discuss alternative arrangements relating to Fosun Industrial acquiring or investing in Parent on terms and conditions acceptable to each of them in their sole discretion.

In addition, pursuant to the Side Agreement, if (i) the Merger is consummated and the Fosun Commitment or any alternative commitment pursuant to the Side Agreement is not funded in full for any reason, or (ii) the reverse termination fee under the Amended Merger Agreement becomes payable solely due to the breach of Fosun Industrial’s obligation to fund the Fosun Commitment, Fosun Industrial shall pay to Sponsor $30,834,000 (the “Fee”) after the effective time of the Merger or the termination of the Amended Merger Agreement, as applicable.

If the Merger is consummated and Fosun Commitment or any alternative commitment pursuant to the Side Agreement is not funded in full for any reason, Parent, Sponsor and Fosun Industrial agree that no shareholders agreement shall be entered into among them unless otherwise agreed; provided that (i) Sponsor and Fosun Industrial shall enter into an agreement reflecting the rights of Sponsor described under “Exit Provisions” of the term sheet attached to the Support Agreement, (ii) Sponsor shall grant Fosun Industrial the right to appoint one director to the board of directors of the general partner of Parent and (iii) Sponsor and Fosun Industrial shall discuss other minority rights of Fosun Industrial.

Pursuant to the Side Agreement, Fosun Industrial has agreed to grant to Sponsor, within 30 days of April 18, 2014, a first priority security interest in its Common Shares to secure its obligations to fund the Fosun Commitment and to pay the Fee.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the persons listed in Schedule I hereto, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer; entering into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; selling or transferring a material amount of assets of the Issuer or any of its subsidiaries; changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer; materially changing the present capitalization or dividend policy of the Issuer; materially changing the Issuer’s business or corporate structure; changing the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended; and taking any action similar to any of those enumerated above.

References to and descriptions of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Equity Commitment Letter, the Pipeline Letter of Commitment, the Waiver Agreement, the Revised Proposal, the Amended Merger Agreement, the Support Agreement Side Letter, the Amended Limited Guarantee, the Amended Equity Commitment Letter, the New Waiver Agreement and the Side Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of each of the Merger Agreement, the Support Agreement, the Limited Guarantee, the Equity Commitment Letter, the Pipeline Letter of Commitment, the Waiver Agreement, the Revised Proposal, the Amended Merger Agreement, the Support Agreement Side Letter, the Amended Limited Guarantee, the Amended Equity Commitment Letter, the New Waiver Agreement and the Side Agreement, which have been filed as Exhibits 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14, respectively, and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

“(a)–(b) The following disclosure assumes that there are a total of 17,081,744 shares of Common Stock and 1,162,500 shares of Class B Common Stock outstanding as of April 10, 2014 based on the information provided in the Amended Merger Agreement.

As further described in Item 2, pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 3,709,377 shares of Common Stock and 1,162,500 shares of Class B Common Stock beneficially owned by the Stockholders, which constitutes approximately 44.4% of the outstanding Common Shares, which percentage reflects the six-for-one voting power of the Class B Common Stock.”

Item 7. Material to Be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

1.	Agreement of Joint Filing by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter, dated as of February 27, 2014.

2.	Agreement and Plan of Merger, dated February 17, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Securities and Exchange Commission (the “Commission”) as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).

3.	Support Agreement, dated February 17, 2014, by and among Fosun Industrial Co., Limited, Roberta Lipson, Elyse Silverberg, Lawrence Pemble, Healthy Harmony Holdings, L.P. and TPG Asia VI, L.P. (previously filed with the Commission as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).

4.	Limited Guarantee, dated February 17, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.

5.	Equity Commitment Letter, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.

6.	Pipeline Letter of Commitment, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.

7.	Waiver Agreement, dated February 17, 2014, between TPG Global, LLC and Chindex International, Inc.

8.	Proposal Letter, dated April 17, 2014, from Healthy Harmony Holdings, L.P. to Chindex International, Inc.

9.	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Commission as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 18, 2014).

10.	Letter Agreement, dated April 18, 2014, among TPG Asia Advisors VI, Inc., Fosun Industrial Co., Limited and Roberta Lipson.

11.	Amended and Restated Limited Guarantee, dated April 18, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.

12.	Amended and Restated Equity Commitment Letter, dated April 18, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.

13.	Waiver Agreement, dated April 18, 2014, between TPG Global, LLC and Chindex International, Inc.

14.	Agreement, dated April 18, 2014, among TPG Asia VI, L.P., Healthy Harmony Holdings, L.P. and Fosun Industrial Co., Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2014

TPG Asia Advisors VI, Inc.

By:	/s/ Ronald Cami
Name:	Ronald Cami
Title:	Vice President

David Bonderman

By:	/s/ Ronald Cami
Name:	Ronald Cami on behalf of David Bonderman (1)

James G. Coulter

By:	/s/ Ronald Cami
Name:	Ronald Cami on behalf of James G. Coulter (2)

(1)	Ronald Cami is signing on behalf of Mr. Bonderman pursuant to an authorization and designation letter dated July l, 2013, which was previously filed with the Commission as an exhibit to a schedule 13D filed by Mr. Bonderman on August 14, 2013 (SEC File No.005-83906).
(2)	Ronald Cami is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated July 1, 2013, which was previously filed with the Commission as an exhibit to a Schedule l3D filed by Mr. Coulter on August 14, 2013 (SEC File No. 005-83906).

INDEX TO EXHIBITS

1.	Agreement of Joint Filing by TPG Asia Advisors VI, Inc., David Bonderman and James G. Coulter, dated as of February 27, 2014.

2.	Agreement and Plan of Merger, dated February 17, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Commission as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).

3.	Support Agreement, dated February 17, 2014, by and among Fosun Industrial Co., Limited, Roberta Lipson, Elyse Silverberg, Lawrence Pemble, Healthy Harmony Holdings, L.P. and TPG Asia VI, L.P. (previously filed with the Commission as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on February 18, 2014).

4.	Limited Guarantee, dated February 17, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.

5.	Equity Commitment Letter, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.

6.	Pipeline Letter of Commitment, dated February 17, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.

7.	Waiver Agreement, dated February 17, 2014, between TPG Global, LLC and Chindex International, Inc.

8.	Proposal Letter, dated April 17, 2014, from Healthy Harmony Holdings, L.P. to Chindex International, Inc.

9.	Amended and Restated Agreement and Plan of Merger, dated April 18, 2014, by and among Chindex International, Inc., Healthy Harmony Holdings, L.P. and Healthy Harmony Acquisition, Inc. (previously filed with the Commission as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Commission on April 18, 2014).

10.	Letter Agreement, dated April 18, 2014, among TPG Asia Advisors VI, Inc., Fosun Industrial Co., Limited and Roberta Lipson.

11.	Amended and Restated Limited Guarantee, dated April 18, 2014, between TPG Asia VI, L.P. and Chindex International, Inc.

12.	Amended and Restated Equity Commitment Letter, dated April 18, 2014, from TPG Asia VI, L.P. to Healthy Harmony Holdings, L.P.

13.	Waiver Agreement, dated April 18, 2014, between TPG Global, LLC and Chindex International, Inc.

14.	Agreement, dated April 18, 2014, among TPG Asia VI, L.P., Healthy Harmony Holdings, L.P. and Fosun Industrial Co., Limited.